Exhibit D-2

STATE OF MAINE

PUBLIC UTILITIES COMMISSION                     Docket No. 2002-323
                                                August 6, 2002

NORTHERN UTILITIES, INC                         ORDER
Request for Approval of Affiliated
Interest Transaction to Participate in an Intercompany Income Tax Allocation
Agreement

              WELCH, Chairman; NUGENT and DIAMOND, Commissioners
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I.   SUMMARY

     In this Order, we approve the petition of Northern Utilities, Inc. (Northern, NU or the Company) to participate in an Intercompany Income Tax Allocation Agreement with its affiliates, members of the NiSource corporate family. Our approval of the contract does not constitute a determination of a reasonable level of the tax liability that may be charged to NU under this contract for inclusion in future rates.

II.  PROCEDURAL HISTORY

     On June 3, 2002, Northern filed its request for approval of an Affiliated Interest Transaction to allow it to participate in an InterCompany Income Tax Allocation Agreement with its affiliates, including NiSource, Inc.,(1) its parent company, pursuant to 35-A M.R.S.A. ss.707. NU requested approval prior to September 1, 2002 to allow it to obtain SEC approval prior to September 15, 2002, the date when its 2001 corporate tax return must be filed. The request was accompanied by the prefiled testimony of Paul Newman, Vice President of Corporate Income Tax for NiSource Corporate Services, Inc.

     On June 27, 2002, the Hearing Examiner issued a Notice of Proceeding setting a July 9th intervention date in the case. In addition, the Hearing Examiner issued Advisor's Data Request No. 1 to which the Company responded on July 12, 2002.

     On July 9, 2002, the Office of the Public Advocate (OPA) filed its Petition to Intervene.


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     (1)  NiSource, Inc. is a registered holding company under the Public
Utility Holding Company Act of 1935 (NiSource), and the direct or indirect owner of all of the issued and outstanding shares of Bay State Gas Company and Northern.


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     On July 29, 2002, both the Company and the OPA agreed by telephone to waive an examiner's report to allow us to finalize this order as early as possible. On July 30, 2002, the OPA filed limited comments noting no objection to approval of this agreement but suggesting a condition to its approval.

III. DESCRIPTION OF AGREEMENT

     Northern and its affiliates propose to participate in an agreement that addresses the filing of a consolidated federal income tax return and such other combined, consolidated or unitary returns as may be required by state law. Under the proposed Tax Allocation Agreement, the consolidated tax would be allocated among the NiSource affiliates in proportion to the amount of tax each member owes per its separate return tax, provided that the tax apportioned will not exceed the liability that would be due if the subsidiary filed a separate return.(2) However, any tax benefit (i.e. deduction, refund, or credit) attributable to the interest expense on the acquisition debt incurred by NiSource to acquire the Columbia Energy Group would be retained by NiSource, and would not be allocated to the companies in the NiSource Group having a net taxable income calculated on a separate return basis as would ordinarily be the case under traditional SEC treatment.(3)

     In his prefiled testimony (p. 2), Mr. Newman states that the NiSource Group elected to file a consolidated federal income tax return in 1987. Once consolidated filing is elected, a consolidated group must continue to file consolidated returns in all subsequent years unless granted permission from the IRS to discontinue such filing. As new members join the consolidated group, as has Northern by merger, they are required to be included in the consolidated filing.(4)

     Mr. Newman states that it is sound business practice for a consolidated group to enter into a written allocation agreement in order to formalize their understanding with respect to the allocation of general tax liability to each subsidiary and to the parent. In addition, registered holding companies, like NiSource, and their subsidiaries are required under SEC Rule 45(c) under the Public Utility Holding Company Act of 1935 to enter into a written tax allocation agreement should they elect to file a consolidated return. Under Rule 45(c), registered holding companies and their subsidiaries are generally


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     (2)  The "separate return tax" is defined to mean "the tax of the corporate taxable income of an associate company computed as though such company were not a member of a consolidated group." Petition at 2.

     (3) Any tax benefit from debt associated with other acquisitions, including NIPSCO's acquisition of Northern, would not be retained by NiSource. Petition at 2.

     (4) Prior to the NiSource merger, Northern and its affiliates also filed a consolidated tax return.


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Order                                   -3-                  Docket No. 2002-323
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allowed to enter into a tax allocation agreement and file a consolidated return without the need for any advance SEC approval. In this case, an SEC filing and approval are necessary because NiSource is seeking to deviate from the treatment established in existing rules. Specifically, NiSource seeks to retain the tax benefit associated with the interest expense on the acquisition debt for the Columbia companies. Its proposal is based on the fact that the NiSource parent currently holds the Columbia acquisition debt; therefore, NiSource reasons, it is entitled to retain tax benefits that relate to that debt.

     Mr. Newman states that the SEC has recently authorized other registered holding companies that have incurred acquisition indebtedness in connection with merger transactions to deviate from tax allocation rules in this manner. Test. at 4 and Exhibit C, citing The National Grid Group plc, Holding Co. Act Release No. 27154 (Mar. 15, 2000) (SEC allowed National Grid holding company to retain tax benefits resulting from acquisition debt it incurred for purchase of New England Electric System, finding that the NEES subsidiaries had no obligation with respect to the merger related debt and that the "separate return" limitation would ensure that the NEES subsidiaries' tax liability would be no higher than it otherwise would have been.)

     On page 4 of his testimony, Mr. Newman states that for the purposes of ratemaking, an allowance for Northern's federal income tax liability is determined as if NU were filing a separate corporate federal income tax return. He states that because the amount of tax allocated to Northern under the Agreement is limited to what a separate tax return would produce, the Agreement will not affect Northern's rates or revenue requirements, and thus NU will not subsidize any of the other parties to the agreement.(5)

IV.  OPA COMMENTS

     On July 30, 2002, the OPA filed limited comments. The OPA does not object to Northern joining this agreement and recognizes that it includes protections for Northern's ratepayers from subsidization, for example, of non-regulated affiliates.

     The OPA noted that Mr. Newman's testimony indicates that the difference between the Consolidated Federal Income Tax (CFIT) and the sum of the hypothetical separate Federal Income Taxes (FIT) of each subsidiary can be used by NiSource to pay down debt and thereby reduce interest costs, benefiting ratepayers. The OPA noted that there is no requirement that NiSource actually use the tax benefit to pay down debt and urged us to require that NiSource apply any additional payments made by Northern in that fashion.


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     (5)  We note that Mr. Newman's opinion of how rates should properly be set is not, in any way, binding upon on this Commission.


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V.   ANALYSIS AND DECISION

     In approving an agreement among affiliates, we are required to find that the agreement is not adverse to the public interest. 35-A M.R.S.A. ss. 707(3). Northern states that the agreement would not produce a tax liability that would be any greater than that currently calculated and, therefore, contends that it is not adverse to Northern's customers.

     In reviewing the proposed tax allocation agreement and Exhibit K-1 to SEC Form U-1, we note that with the approval of the agreement Northern will potentially forego a benefit that could reduce Northern's corporate tax liability allocation. Under the traditional public utility holding company structure, the holding company parent does not have any independent tax burden and, therefore, does not retain any portion of tax benefits that flow to the consolidated corporation. If the SEC's traditional tax allocation treatment is followed, any reduction in taxes due to a consolidated company tax benefit would be allocated among the other affiliated companies based upon their percentage of taxes calculated on a separate return basis. Under this methodology, it is possible that Northern would be relieved of some of its tax burden in the event that the consolidated NiSource companies' tax obligation were lower than the sum of the obligations incurred under separate FITs.

     However, in its filing with the SEC, NiSource indicates that it is seeking only to retain the tax benefit attributable to the interest expense on the acquisition debt, for which no other company in the NiSource system has any direct liability. Any other tax benefits that NiSource may produce would be allocated to subsidiaries with a taxable net income in a traditional manner.

     While it appears that the proposed tax allocation agreement transfers a "merger benefit" from NU to NiSource, the Company's request appears reasonable because the benefit in question is associated with a cost (or potential cost) that we essentially declined to allow in our Order approving the NiSource, Inc./Columbia Gas Systems merger, Northern Utilities, Inc., Request for Approval of Reorganization (Merger and Related Transactions), Docket No. 2000-322, Order (June 30, 2000). In that Order, we expressed our concerns about the extremely high level of financial leverage that NiSource was assuming in order to finance the acquisition. As a result, we imposed a number of conditions on the merger that were designed to insulate NU's ratepayers from any potential adverse financial consequences that might arise from NiSource's highly leveraged condition post-merger. Order at 8-9.

     Following the acquisition of Columbia, NiSource's debt-to-total capital ratio approached 70% in an industry where 50% to 55% is more typical. By itself, this could cause NiSource's cost of capital (equity and debt) to increase. However, conditions 2 and 4 in our Order are essentially designed to ensure that Northern's rates will not increase if the capital structure of NU and its


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resulting weighted average cost of capital (WACC) are negatively affected by the merger.(6) Therefore, the acquisition debt is not something that should negatively impact NU's ratepayers in the future. It follows logically that NU's ratepayers are not entitled to the tax benefit that the interest expense on the acquisition debt provides.

     In addition, income tax expense is traditionally not included in rates based upon the expense included on a Company's books during a test year. Instead, it is usually calculated based upon the return on equity (ROE) allowed in the revenue requirement. In effect, under common ratemaking methodology, the ROE would be grossed-up to produce a higher pre-tax amount reflecting the income taxes a company would expect to pay. Therefore, if this methodology is strictly applied, if Northern's accounting books and records reflected a lower amount of taxes as a result of Northern's being allocated a portion of corporate tax benefits associated with interest on acquisition debt, it would not translate into a reduction in revenue requirement in traditional rate-setting calculations.(7)

     We concur with the OPA that it would be a wise choice to use any additional reduction in income tax expense due to these tax benefits realized by NiSource to reduce total debt at the corporate level. We note that over the past several months NiSource's management has made a number of statements to the financial press indicating its need to reduce debt and to bring its capital structure more into line with its industry peers. We decline to require that Northern's portion of this tax benefit be applied by NiSource to reduce its debt. However, we trust that NiSource will honor its statements to the financial press.

VI.  CONCLUSION

     In essence, Northern's Petition asks that ratepayers give up any claim to the tax benefits of the acquisition. This is equitable when ratepayers are similarly protected from acquisition costs. In our order approving the NiSource/Columbia merger, we made clear that Northern ratepayers should not be assessed any of the direct costs of that merger, particularly the substantial acquisition costs (and associated debt whose tax treatment is now at issue). We can only forego these real tax benefits on ratepayers' behalf if we also shield ratepayers from other real costs of the merger. For the reasons noted above, we find Northern's Intercompany Tax Allocation Agreement with NiSource not adverse to the public interest and approve it.


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     (6)  We note that these two conditions are set to expire five years from the consummation of the merger (NiSource's 2001 Annual Report notes that date as November 1, 2000) "unless modified by order of the Commission." Considering that the tax benefit generated by interest expenses on the acquisition debt may well exceed five years, it is likely that at some point (perhaps in a future rate case) we will consider extending the lives of condition numbers 2 & 4 shown on page 9 of our Order in Docket No. 2000-322.

     (7) The Commission may, however, deviate from this methodology as necessary to develop reasonable rates.


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Order                                   -6-                  Docket No. 2002-323
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     Accordingly, we
                                    O R D E R

That Northern Utilities, Inc's petition for approval of its Intercompany Tax Allocation Agreement proposed in this docket is approved.

            Dated at Augusta, Maine, this 6th day of August, 2002.

                           BY ORDER OF THE COMMISSION


                              /s/ Dennis L. Keschl
                              --------------------
                                Dennis L. Keschl
                             Administrative Director



COMMISSIONERS VOTING FOR:   Welch
                            Nugent
                            Diamond


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                      NOTICE OF RIGHTS TO REVIEW OR APPEAL

     5 M.R.S.A. ss. 9061 requires the Public Utilities Commission to give each party to an adjudicatory proceeding written notice of the party's rights to review or appeal of its decision made at the conclusion of the adjudicatory proceeding. The methods of review or appeal of PUC decisions at the conclusion of an adjudicatory proceeding are as follows:

     1.  Reconsideration of the Commission's Order may be requested under
     Section 1004 of the Commission's Rules of Practice and Procedure (65-407 C.M.R.110) within 20 days of the date of the Order by filing a petition with the Commission stating the grounds upon which reconsideration is sought.

     2. Appeal of a final decision of the Commission may be taken to the Law Court by filing, within 21 DAYS of the date of the Order, a Notice of Appeal with the Administrative Director of the Commission, pursuant to 35-A M.R.S.A. ss. 1320(1)-(4) and the Maine Rules of Appellate Procedure.

     3. Additional court review of constitutional issues or issues involving the justness or reasonableness of rates may be had by the filing of an appeal with the Law Court, pursuant to 35-A M.R.S.A.ss. 1320(5).

Note: The attachment of this Notice to a document does not indicate the Commission's view that the particular document may be subject to review or appeal. Similarly, the failure of the Commission to attach a copy of this Notice to a document does not indicate the Commission's view that the document is not subject to review or appeal.